UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-05743

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **07/01/2024** AND ENDING **06/30/2025**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Financial Sense Securities, Inc**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1609 Thommint Road, 2nd Floor

(No. and Street)

San Diego   **CA**   **92127**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Chris Roberts   **801-564-0342**   chris.roberts@financialsense.com

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, P.C.

(Name – if individual, state last, first, and middle name)

80 Washington Street, Building S   **Norwell**   **MA**   **02061**

(Address)   (City)   (State)   (Zip Code)

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chris Roberts, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Financial Sense Securities, Inc, as of October 9th, 2 25, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
FINOP

This filing contains (check all applicable boxes):**

- ☐ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Description of Attached Document

Title of Type of Document OATH OR AFFIRMATION

Document Date 10/08/2025   Number of Pages 2

Jurat

State of UTAH

§

County of WEBER

Subscribed and sworn to before me on this 8TH of OCTOBER, in the
                                         date   month

year 20 25 by CHRISTOPHER DEE ROBERTS .
        year   name of document signer

Witness my hand and official seal.

Notary Signature

LEIZEL PIERCE
Notary Public, State of Utah
Commission # 725274
My Comission Expires
June 15, 2026

(seal)

FINANCIAL SENSE SECURITIES , INC.
(A Wholly-owned Subsidiary of Financial Sense Advisors, Inc.)

Financial Report
And
Report of Independent Registered
Public Accounting Firm

Year Ended June 30, 2025

FINANCIAL SENSE SECURITIES , INC.
(A Wholly-owned Subsidiary of Financial Sense Advisors, Inc.)

Table of Contents



LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Financial Sense Securities, Inc.
San Diego, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Financial Sense Securities, Inc., as of June 30, 2025, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Financial Sense Securities, Inc. as of June 30, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Financial Sense Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing on pages 14 through 16 has been subjected to audit procedures performed in conjunction with the audit of Financial Sense Securities, Inc.'s financial statements. The supplemental information is the responsibility of Financial Sense Securities, Inc. management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with *C.F.R. §240.17a-5.* In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P. C

LMHS, P.C.
We have served as Financial Sense Securities, Inc.'s auditor since 2023.
Norwell, Massachusetts

October 9, 2025





FINANCIAL SENSE SECURITIES , INC.
(A Wholly-owned Subsidiary of Financial Sense Advisors, Inc.)

Statement of Financial Condition

June 30, 2025

ASSETS

Cash & cash equivalents	$522,187
Commission Receivable	11,561
Securities owned	837,276
Deposits with clearing firm	200,000
Deferred taxes	118,430
Total assets	$1,689,454

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$3,310
Accrued Commissions	381,913
Due to Related Party	382,724
Accrued Tax Payable	46,715
	814,662

Stockholder's Equity
Common stock, no par value, 100,000 shares authorized,

100 shares issued and outstanding	30,000
Paid-in capital	167,793
Retained earnings	676,999
Total Stockholder's equity	874,792
Total Liabilities & Stockholder's equity	$1,689,454

See notes to financial statements.

4

FINANCIAL SENSE SECURITIES , INC.
(A Wholly-owned Subsidiary of Financial Sense Advisors, Inc.)

Statement of Income

Year Ended June 30, 2025

Revenues	
Commissions	$655,970
Revenue from sale of investment company shares	219,890
Other revenues	656,832
Realized Gain on securities owned	60,748
Unrealized loss on securities owned	(15,040)
Interest	64,600
Total revenues	$1,643,000
Expenses	
Clearing and other charges	$407,648
Commissions	530,047
Information services	38,380
Other Expenses	373,139
Taxes, licenses, and registrations	99,207
Insurance	29,443
Total expenses	$1,477,864
Income	
Gain before income taxes	165,136
Income tax expense	41,228
Net income	$ 123,908

See notes to financial statements.

FINANCIAL SENSE SECURITIES , INC.
(A Wholly-owned Subsidiary of Financial Sense Advisors, Inc.)

Statement of Changes in Stockholder's Equity
Year Ended June 30, 2025

	Common Stock		Paid-in	Retained	
	Shares	*Amount*	*Capital*	*Earnings*	*Total*
Balance, July 1, 2024	100	$30,000	$167,793	$553,091	$750,884
Net Income	-	-	-	123,908	123,908
Balance, June 30, 2025	100	$30,000	$167,793	$676,999	$874,792

See notes to financial statements.

FINANCIAL SENSE SECURITIES , INC.
(A Wholly-owned Subsidiary of Financial Sense Advisors, Inc.)

Statement of Cash Flows

Year Ended June 30, 2025

Cash flows from operating activities	
Net Income	$ 123,982
Changes in operating assets and liabilities	
Net changes in receivables, securities owned, payables, and accruals	
Deferred Taxes	(12,790)
Net Change in Securities Owned at Fair Value	(72,433)
Commission receivable	9,135
Prepaid and other assets	34,425
Clearing Deposit	(100,000)
Accounts payable	1,910
Accrued Commissions	24,681
Accrued Income tax payable	46,714
Due to Parent	(45,473)
Net cash provided by operating activities	$10,077
Net increase in cash & cash equivalents	$ 10,077
Cash and cash equivalents	
Beginning of year	512,110
End of year	$522,187
Supplemental disclosure of cash flow information	
Taxes paid	$ 0
Interest paid	$ 0

See notes to financial statements.

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Financial Sense Securities, Inc. (the "Company") is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company provides broker-dealer services as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition – ASC 606

A. Significant accounting policy: Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

B. Nature of services

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue.

Commissions: This includes performance obligations related to transactions that is subject to SEA Rule 10b-10 for any remuneration that would need to be disclosed. It also includes any transaction when the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as a principal, or riskless principal.

Revenue from sale of Investment Company Shares: This includes commissions earned from the sale of open-end mutual funds that contain a load. Included are commissions charged on transactions on no load funds and UIT's to the extent they are open end companies.

Revenue from sale of Insurance Based Products: This includes revenue from any variable annuity or any other financial instrument that contains an insurance and security component and includes fixed annuities.

Interest/Rebate/Dividend Income. This includes rebates and/or interest earned on Securities borrowings; reverse repurchase transactions; Margin interest; interest earned from customer bank sweep into FDIC insured products and '40 Act investments and any interest and/or dividends on securities held in Firm inventory.

Other Revenue: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40 Act companies and networking fees from '40 Act companies.

Cash and Cash Equivalents. The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Securities Owned. Securities owned are stated at market value, based on quoted market prices.

Concentration of Credit Risk. The company maintains cash balances with various financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

Receivables are due primarily from financial institutions such as investment companies, insurance companies, and clearing broker/dealers. These entities are geographically dispersed across the United States. The Company maintains individually significant receivable balances with major financial institutions. If the financial condition and operations of these institutions deteriorate substantially, the Company's operating results could be adversely affected. No allowance for doubtful accounts was considered necessary at June 30, 2025.

Financial Instruments. The carrying values reflected in the statement of financial condition at June 30, 2025 reasonably approximate the fair values financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at June 30, 2025.

2. FAIR VALUE MEASUREMENTS

The Company follows a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

- Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included with level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following is a description of the valuation methodologies used for assets measured at fair value.

- Money Market Funds: Valued at quoted market prices.

- Equity Securities: Valued at quoted market prices.

- Mutual Funds: Valued at quoted market prices.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of June 30, 2025:

	Level 1	Level 2	Level3	Total
Securities owned	135,050			135,050
US Treasury/Agency Securities	$401,750	-	-	401,750
Money Market	300,475			300,475
	$837,276	$ -	$ -	$837276

3. INCOME TAXES

The Company is a C corp. and does not file consolidated income tax returns. The Company uses the liability method of accounting for income taxes whereby deferred tax asset and liability account balances are calculated at the Statement of financial condition date using the current tax laws and rates in effect. The Company is no longer subject to federal, state, or local tax examinations by taxing authorities for years before 2020.

Income tax expense	
Federal(Deferred)	$31,119
State	41,229
	$72,348

At June 30, 2025, the Company had net deferred tax assets and liabilities as follows:

Effect of cash method for income taxes	$114,928
Unrealized investment loss	3,502
Deferred tax asset (liability), net	$118,430

4. RELATED PARTY TRANSACTIONS

The Company is a wholly owned subsidiary of Financial Sense Advisors, Inc. ("FSA"). FSA is a registered investment advisor which clears certain securities transactions through the Company. FSA has an expense sharing agreement with the Company involving the use of certain facilities and administrative assistance. Under this agreement, FSA charged the Company expenses of $264,903 in fiscal 2025. The expense sharing agreement is calculated on a calendar year not on a corporate year so the amounts will vary. The Company has reviewed ASC 842 Lease Accounting and does not believe that it is applicable to the Company because the operating lease for the company's office space is by the parent company.

5. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at June 30, 2025 was 1.1783 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At June 30, 2025, the Company had net capital of $690,456 which was $591,456 in excess of the amount required by the SEC. The company's minimum net capital is the greater of $100,000 or 6 2/3 of aggregate indebtedness or $54,306, which in this case is $100,000.

6. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

The Company claims exemption from the provisions of Rule 15c3-3 under Section (k)(2)(ii) of the Rule. The Company acts as an introducing broker and, accordingly, does not carry customer accounts or otherwise hold customer funds or securities. As such, the Company is exempt from the reserve requirement and the possession or control requirements of Rule 15c3-3 and is supported by footnote 74 to SEC Release 34-70073.

7. OFF BALANCE SHEET RISK

As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At June 30, 2025, the Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts.

8. CLEARING AGREEMENT AND CLEARING DEPOSIT

The Company operates as an introducing broker clearing customer trades on a fully disclosed basis through a nationally recognized clearing broker, National Financial Services, LLC. Under this basis, it forwards all customer transactions to another broker who carries all customers' accounts and maintains and preserves all books and records. In accordance with its clearing agreement, the Company was required to deposit funds in a clearing deposit account that is maintained by the clearing broker in the amount of approximately $200,000. The funds are invested in a money market fund.

9. COMMITMENTS AND CONTINGENCIES

From time to time, the Company is involved in routine litigation that arises in the ordinary course of business. The Company believes, to the extent not previously recorded, that there are no pending significant legal proceedings to which the Company is a party for which management believes the ultimate outcome would have a material adverse effect on the Company's financial position.

10. SUBSEQUENT EVENTS

The management has reviewed the results of operations for the period of time from its year end June 30, 2025 through October 9, 2025 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying statements nor have any subsequent events occurred, the nature of which would require disclosure.

11. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including underwriting, investment banking and investment advisory business. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally,

the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

*****

FINANCIAL SENSE SECURITIES , INC.
(A Wholly-owned Subsidiary of Financial Sense Advisors, Inc.)

Schedule I
Computation of Net Capital
Pursuant to SEC Rule 15c3-1

June 30, 2025

Total stockholder's equity	$874,868
Less non-allowable assets	
Prepaid and Other Assets	118,430
Net capital before charges on security positions	756,362
Less charges on security positions	
Securities owned	40,303
Undue concentration	24,679
Net capital	$691,456
Total aggregate indebtedness	$ 814,662
Ratio of aggregate indebtedness to net capital	1.1783
Minimum net capital required	$100,000

Note: *There are no differences between the net capital reported above and the net capital reported on Form FOCUS X-17A-5 Part IIA at June 30, 2025.*

FINANCIAL SENSE SECURITIES , INC.
(A Wholly-owned Subsidiary of Financial Sense Advisors, Inc.)

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

June 30, 2025

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k) (2) (ii) and, accordingly, has no reserve requirements. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of June 30, 2025; and a reconciliation to that calculation is not included herein.

The Company is exempt from the Reserve Requirement of computation according to the provisions of Rule 15c3-3(k)(2)(ii) and is supported by footnote 74 to SEC Release 34-70073.

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3

June 30, 2025

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k) (2) (ii) and, accordingly, has no possession or control requirements.

The Company is exempt from the Reserve Requirement of computation according to the provisions of Rule 15c3-3(k)(2)(ii) and is supported by footnote 74 to SEC Release 34-70073.

Financial Sense Securities, Inc.
Exemption Report

Financial Sense Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a- 5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1)The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

(2)The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year without exception.

(3)   The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) proprietary trading; (2) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company;
(3) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker/dealers, or providing technology or platform services; and/or (4) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) ofRule15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3)did not carry PAB accounts (as defined in Rule 15c3-3) throughout the fiscal year ending June 30, 2025 without exception.

The statement above was made to the best knowledge and belief of the undersigned.

Financial Sense Securities, Inc.

By: *(signature)*

Title: FInoP

Date: 10/9/25



LMHS, P.C.
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Financial Sense Securities, Inc.
San Diego, California

We have reviewed management's statements, included in the accompanying exemption report in which (1) Financial Sense Securities, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Financial Sense Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Financial Sense Securities, Inc. identified that the non-covered Financial Sense Securities, Inc.'s activities or other eligible activities are not required to comply with the requirements of SEC Rule 15c3-3 by reason of the SEC's guidance set forth in footnote 74 to SEC Release No. 34-70073 (July 30, 2013). The FAQs, as described herein, are essentially an implementation of the footnote 74 requirements. Financial Sense Securities, Inc. stated that Financial Sense Securities, Inc. met the identified exemption provision throughout the most recent fiscal year of 2025, without exception. Financial Sense Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Financial Sense Securities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) Footnote 74 of Rule 15c3-3 under the Securities Exchange Act of 1934.

LMHS, P. C

LMHS, P.C.
We have served as Financial Sense Securities, Inc.'s auditor since 2023.
Norwell, Massachusetts

October 9, 2025


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80 Washington Street, Building S, Norwell, Massachusetts 02061 (781) 878-9111 FX (781) 878-3666 www.lmhspc.com